SECU 04017096 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 65384

RECEIVED APR 14 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinko Securities (U.S.A.) Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 40th Street, 20th Floor
(No. and Street)

New York (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Yuichiro Hamasaki (212) 213 3168 X105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yuichiro Hamasaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shinko Securities (U.S.A.) Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEX KARPINSKI
Notary Public, State of New York
No 01KA4526180
Qualified in New York County
Commission Expires May 31, 2006

Signature

State of New York
County of New York
Subscribed and sworn (affirmed)
before me this 8 day of APR 2004

L.S. Alex Karpinski
Notary Public

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shinko Securities (U.S.A.) Inc.

Statement of Financial Condition
March 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Shinko Securities (U.S.A.) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Shinko Securities (U.S.A.) Inc. (the "Company") at March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 8, 2004

Shinko Securities (U.S.A.) Inc.
Statement of Financial Condition
March 31, 2004

Assets	
Cash and cash equivalents	$ 2,170,772
Receivable from clearing broker	319,649
Investments, at market value	3,296,509
Due from affiliate	120,036
Furniture and fixtures, equipment and leasehold improvements, net of accumulated depreciation and amortization of $31,620	50,431
Deferred tax asset	92,957
Accounts receivable and prepaid expenses	32,973
Prepaid taxes	348,416
Security deposit	17,583
Total assets	$ 6,449,326
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 59,316
Total liabilities	59,316
Stockholder's equity	
Common stock, $10,000 par value, 500 shares issued, 3,000 shares authorized	5,000,000
Retained earnings	1,390,010
Total stockholder's equity	6,390,010
Total liabilities and stockholder's equity	$ 6,449,326

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Shinko Securities (U.S.A.) Inc. (the "Company") was incorporated on April 16, 2002. The Company was registered with the Securities and Exchange Commission as a broker-dealer in securities and became a member of the National Association for Securities Dealers, Inc. on November 25, 2002. The Company engages primarily in brokerage services with respect to U.S. and non-U.S. securities. The Company is a wholly owned subsidiary of Shinko Securities Holdings, Inc. (the "Parent").

The Company executes and clears all foreign securities through Shinko Securities Co., Ltd. (the "Affiliate") on a delivery versus payment basis. The only customer of the Company for domestic securities is the Affiliate. The Company executes and clears all U.S. securities transactions on a fully disclosed basis through Jefferies and Company, Inc. The customers for foreign securities are institutional customers in the United States, United Kingdom, Hong Kong and other countries.

2. Significant Accounting Policies

Cash and cash equivalents consist of cash funds and financial investments which are readily convertible in cash and have a maturity date of three months or less. The Company has no cash equivalents at March 31, 2004.

The Company records all securities transactions, including commissions and related expenses, on a settlement-date basis. Recording such transactions on a trade-date basis would not result in a material difference to the financial statements.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*. Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined.

As of March 31, 2004, the Company had net capital of $3,727,614 as compared with the required minimum net capital of $250,000.

The Company clears all transactions with and for customers through the Affiliate and a U.S. broker and claims exemption under sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

4. Income Taxes

The Company's deferred tax asset primarily represent various start-up expenditure and organizational costs capitalized for tax purposes.

5. Equipment and Leasehold Improvements

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at March 31, 2004:

	Historical Cost
Office equipment	$ 54,640
Leasehold improvements	27,411
	82,051
Less: Accumulated depreciation and amortization	31,620
Net equipment and leasehold improvements	$ 50,431

6. Investments

Investments are comprised of:

US Treasury securities	$ 3,296,509
	$ 3,296,509

7. Commitments and Contingencies

The Company leases office space under an operating lease expiring on July 31, 2007. The lease has provisions for escalation. Aggregate minimum future annual rental commitments under the lease agreement are as follows:

Year ending March 31	
2005	$ 99,302
2006	102,060
2007	104,901
2008	35,286
	$ 341,549

8. Financial Instruments with Off-Balance Sheet Risk

The Company is engaged in various brokerage activities. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions.

The Company clears all domestic securities transactions through a clearing broker (Jefferies and Company, Inc.) on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparty if it does not perform under its contractual obligations.

Receivable from clearing broker represents cash balances on deposit with and commissions receivable from the Company's clearing broker. In addition, the clearing broker holds the Company's investments. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

9. Related Party Transactions

The Company has cash of $2,019,666 on deposit with a related party.